Exhibit 99.1

LAKE SHORE GOLD CORP.
181 University Ave., Suite 2000
Toronto, Ontario, Canada, M5H 3M7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 7, 2014

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Lake Shore Gold Corp. (the “Corporation”) will be held at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Wednesday, May 7, 2014, at 10:00 a.m. (Toronto local time) for the following purposes, as more fully set forth in the management information circular accompanying this notice:

1.	to receive and consider the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2013 and the auditor’s report thereon;
2.	to fix the number of directors to be elected at seven;
3.	to elect directors for the ensuing year;
4.	to appoint an auditor for the Corporation and authorize the directors to fix the auditor’s remuneration; and
5.	to transact such other business as may properly come before the meeting.

The board of directors has fixed the close of business on April 2, 2014, as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the Canada Business Corporations Act.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Alasdair Federico
April 7, 2014	Alasdair Federico
Toronto, Ontario	Corporate Secretary

The board of directors encourages each shareholder to attend the Meeting in person. WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Corporation’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.